Exhibit (4)(e)

PROTECTIVE LIFE INSURANCE COMPANY [ P. O. BOX 1928 BIRMINGHAM, ALABAMA 35201-1928 ]

ENDORSEMENT SCHEDULE:  Benefit Eligibility Date:  The first Contract Anniversary

— ENDORSEMENT —

WAIVER OF WITHDRAWAL CHARGE AND MARKET VALUE ADJUSTMENT

for Terminal Condition or Nursing Facility Confinement

We are amending your Contract to add a Waiver of Withdrawal Charge and Market Value Adjustment for Terminal Condition or Nursing Facility Confinement.  This endorsement remains in effect until the Annuity Date, or until the Contract to which it is attached is cancelled, surrendered or otherwise terminated.  Termination of this endorsement shall not prejudice any waiver while the endorsement was in force.  The terms and conditions in this endorsement supersede any conflicting provision in the Contract.  Contract provisions not expressly modified by this endorsement remain in full force and effect.

Waiver of Withdrawal Charge and Market Value Adjustment for Terminal Condition or Nursing Facility Confinement — We will waive any applicable withdrawal charge and market value adjustment after the later of: (a) the Benefit Eligibility Date shown in the Endorsement Schedule; or (b) either of the following qualifying events:

1)             you or your spouse are, after the Contract’s Issue Date, diagnosed as having a terminal condition by a physician who is not related to you or the Annuitant; or,

2)             you or your spouse enter a hospital or nursing facility after the Contract’s Issue Date and remain confined there for a period of at least thirty (30) days after the Benefit Eligibility Date.  This is a “facility confinement”.

A “terminal condition” is a non-correctable medical condition that, with a reasonable degree of medical certainty, will result in death in 12 months or less.

A “physician” is a medical doctor who is both: (a) currently licensed by a state’s Board of Medical Examiners, or similar authority in the United States; and (b) acting within the scope of her or his license.

For the purposes of this endorsement, the term ‘spouse’ includes bona fide domestic partners or civil union partners in states that afford legal recognition to domestic partnerships or civil unions.

If any Owner is not an individual, terminal conditions or facility confinements of the Annuitant (or Annuitant’s spouse) will be used when endorsement provisions refer to terminal conditions or facility confinements of the Owner (or Owner’s spouse).

You must request the waiver and submit proof satisfactory to us.  Satisfactory proof includes a statement signed by the attending physician.  In the case of a facility confinement, it also includes a statement signed by the facility administrator or other duly designated facility authority.

With respect to a claim based on a terminal condition, we reserve the right to require an examination by a physician of our choice at our expense.  In the event of a conflict between the medical opinion of the attending physician and ours, the opinion of our physician shall prevail.

ICC15-GFA-P-5036	[ 8/15 ]

Once the waiver is granted, no withdrawal charges or market value adjustment will apply to the Contract in the future.  And, if otherwise permitted under your Contract:

1)             we will no longer accept Purchase Payments; and,

2)             we will not accept any instruction that would establish a new withdrawal charge period.

If we deny the waiver, your withdrawal request will not be processed until you have been notified of the denial and we provide you the opportunity to re-apply for the waiver or cancel your request.

Signed for the Company and made a part of the Contract as of its Issue Date.

PROTECTIVE LIFE INSURANCE COMPANY